

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

Via E-Mail
Mr. Andrew J. Burke
Chief Financial Officer
Bunge Limited
50 Main Street
White Plains, New York 10606

>   **Re: Bunge Limited**
>   **Form 10-K for the Fiscal Year ended December 31, 2011**
>   **Filed February 27, 2012**
>   **File No. 1-16625**

Dear Mr. Burke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Management's Discussion and Analysis, page 33

Results of Operations, page 35

1.   We note that you disclose volumes of metric tons associated with your consolidated operations, also individually for your segments or divisions in various sections of your filing, including the tables on pages 33, 37 and F-83; and in quantifying production and storage capacities on page 26. However, the accompanying disclosures do not convey the nature of the volumes or capacities or address differences in the commodity, material or product measured. We understand from disclosures in your Business section and MD&A commentary about operating results that such volumes could relate to the processing of oilseeds and grains for the Agribusiness segment; sugarcane for the Sugar and Bioenergy segment; and a combination of rice, corn and wheat for the Milling

Products segment. However, this is not clear from your disclosure of volumes and there are insufficient details to surmise the nature of the volumes which pertain to the Edible Oil Products segment and Fertilizer segment.

Since you indicate the inputs to the Edible Oil Products segment may be outputs of the Agribusiness segment, it would be helpful to clarify whether the volumes represent some type of oil, or the seeds and grains processed by the other segment to obtain the oil, in which case you should also indicate whether the volumes of the other segment are net of the volumes you report for this segment. Your disclosures should also clarify whether the Fertilizer segment volumes represent some combination of raw material ingredients or the finished product. Please expand your disclosures to describe the manner by which the volumes disclosed have been measured and to explain why you believe it is meaningful to aggregate the volumes in any single measure - whether on a consolidated basis or in any composite segment metric - given the diverse nature of the commodity, material or product being measured. Also explain how the capacities specifically relate to segment operations and compare these to periodic utilization.

We note that in MD&A you identify variances in volumes and provide some remarks about the fluctuations observed. In this context, you refer to origination and processing volumes, distribution volumes, industrial volumes, sugar merchandising volumes, and rice, corn and wheat milling volumes. However, you do not provide sufficient details to understand how these sub-categories of volumes relate to the overall segment measure of volumes and it remains unclear how volume variances impact sales relative to changes in price. Please modify your disclosures as necessary to describe the sub-categories of volumes which characterize segment operations and explain how these individually relate to utilization and the sufficiency of production and storage capacities. Please also address the extent to which changes in sales are attributable to changes in prices and volumes. Please refer to Item 303(a)(3)(iii) of Regulation S-K, also Instruction 1 to paragraph 303(a), and the interpretive guidance in FRC §§501.12.b.1, 501.12.b.2 and 501.12.b.4, for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief